
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 17, 2024

Rich Berliner
Chief Executive Officer
Digital Locations, Inc.
1117 State Street
Santa Barbara, CA 93101

> **Re: Digital Locations, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 10, 2024**
> **File No. 333-274849**

Dear Rich Berliner:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed January 10, 2024

Executive Compensation, page 33

1. We note your response to prior comment 1, and reissue it. Please revise to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2023. For example, we note that you have not updated information appearing under "Outstanding Equity Awards" on page 38. We also note that you have not updated disclosure regarding director compensation.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc: Callie Tempest Jones